# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Ainos, Inc., CIK 0001014763
CUSIP: 00902F303
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: AINOS, INC., 8880 RIO SAN DIEGO DRIVE SUITE 800, SAN DIEGO, California (CA), 92108
Date of event which requires filing of this statement: 03/10/2025
Amends the filing with accession number 0000950103-24-006446
Filed by CIK 0001122411
Persons authorized to receive notices and communications: Joseph Tung, ROOM 1901, NO. 333, SECTION 1 KEELUNG RD., Taipei, Taiwan (F5), 110, 886-2-6636-5678

## Reporting persons
- ASE Technology Holding Co., Ltd. (CIK 0001122411): type of reporting person: corporation (CO); citizenship or place of organization: Taiwan (F5); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 3,148,788; sole dispositive power 0; shared dispositive power 3,148,788; aggregate amount beneficially owned 3,148,788 (17% of the class)
  Comment: Note to Rows 8, 10, and 11: Represents beneficial ownership of 3,148,788 shares of Common Stock, $0.01 par value (the "Common Stock"), of Ainos, Inc., a Texas corporation (the "Issuer") consisting of the following: (i) 29,411 shares owned directly by ASE Test Taiwan (as defined below); (ii) 499,377 shares pursuant to the 2023 Agreement (as defined below) between ASE Test Taiwan and the Issuer, as amended by the 2023 Agreement Amendment (as defined below); (iii) 2,120,000 shares of common stock pursuant to the 2024 Agreement (as defined below) between ASE Test Taiwan and the Issuer; and (iv) 500,000 shares that ASE Test Taiwan can obtain by conversion of a warrant it holds that was issued under the 2024 Agreement. For the purposes of these calculations, the number of shares convertible under the 2023 Agreement, as amended by the 2023 Agreement Amendment, is calculated based on a conversion price of $4.50 per share. This conversion price represents the maximum potential number of shares ASE Test Taiwan could receive upon conversion. For further details, please see Item 3 and Item 6.
  
  Note to Row 13: Based on the sum of (i) 15,433,257 shares of common stock outstanding as of March 7, 2025 as set forth in the annual report on Form 10-K of the Issuer filed with the SEC on March 7, 2025 (ii) 499,377 shares of common stock convertible pursuant to the 2023 Agreement (as defined below) as amended and modified by the 2023 Agreement Amendment (as defined below) (iii) 2,120,000 shares of common stock convertible pursuant to the 2024 Agreement (as defined below) and (iv) 500,000 shares of common stock convertible upon the exercise of the warrant ASE Test Taiwan obtained as part of the 2024 Agreement.
- ASE Test, Inc. ("ASE Test Taiwan") (CIK 0002021793): type of reporting person: corporation (CO); citizenship or place of organization: Taiwan (F5); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 3,148,788; sole dispositive power 0; shared dispositive power 3,148,788; aggregate amount beneficially owned 3,148,788 (17% of the class)
  Comment: Note to Rows 8, 10, and 11: Represents beneficial ownership of 3,148,788 shares of Common Stock, $0.01 par value (the "Common Stock"), of Ainos, Inc., a Texas corporation (the "Issuer") consisting of the following: (i) 29,411 shares owned directly by ASE Test Taiwan (as defined below); (ii) 499,377 shares pursuant to the 2023 Agreement (as defined below) between ASE Test Taiwan and the Issuer, as amended by the 2023 Agreement Amendment (as defined below); (iii) 2,120,000 shares of common stock pursuant to the 2024 Agreement (as defined below) between ASE Test Taiwan and the Issuer; and (iv) 500,000 shares that ASE Test Taiwan can obtain by conversion of a warrant it holds that was issued under the 2024 Agreement. For the purposes of these calculations, the number of shares convertible under the 2023 Agreement, as amended by the 2023 Agreement Amendment, is calculated based on a conversion price of $4.50 per share. This conversion price represents the maximum potential number of shares ASE Test Taiwan could receive upon conversion. For further details, please see Item 3 and Item 6.
  
  Note to Row 13: Based on the sum of (i) 15,433,257 shares of common stock outstanding as of March 7, 2025 as set forth in the annual report on Form 10-K of the Issuer filed with the SEC on March 7, 2025 (ii) 499,377 shares of common stock convertible pursuant to the 2023 Agreement (as defined below) as amended and modified by the 2023 Agreement Amendment (as defined below) (iii) 2,120,000 shares of common stock convertible pursuant to the 2024 Agreement (as defined below) and (iv) 500,000 shares of common stock convertible upon the exercise of the warrant ASE Test Taiwan obtained as part of the 2024 Agreement.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Ainos, Inc.
Address of issuer's principal executive offices: AINOS, INC., 8880 RIO SAN DIEGO DRIVE SUITE 800, SAN DIEGO, California (CA), 92108
Comment:
This Schedule 13D amendment is being filed to reflect the supplementary agreement entered into between the Issuer and ASE Test Taiwan (as defined below) on March 10, 2025 (the "2023 Agreement Amendment"), which amended and modified the Convertible Promissory Note Purchase Agreement the Issuer entered into with ASE Test Taiwan on March 13, 2023 (the "2023 Agreement") pursuant to which ASE Test Taiwan committed to pay a total aggregate amount of $2,000,000 to the Issuer in exchange for convertible promissory note(s). The 2023 Agreement Amendment amended and modified the term and conversion price of the 2023 Agreement. Following the amendment, the note bears 6% compound interest and matures on March 12, 2027. The note will be convertible into shares of Common Stock at a conversion price equal to the lower of (a) $7.50 per share and (b) the higher of (x) the average closing price per share for the period of thirty (30) trading days prior to the day when ASE Test Taiwan exercises the conversion right or (y) $4.50 per share (or 499,377 shares), subject to anti-dilutive adjustment as set forth in the note.

This statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $0.01 per share of the Issuer. The address of the principal executive corporate offices of the Issuer is 8880 Rio San Diego Drive, Suite 800, San Diego, CA 92108.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by (i) ASE Technology Holding Co., Ltd. ("ASX") and (ii) its indirect wholly-owned subsidiary, ASE Test, Inc. ("ASE Test Taiwan") (ASX and ASE Test Taiwan, collectively, the "Reporting Persons"). ASE Test Taiwan is directly wholly-owned by Advanced Semiconductor Engineering, Inc., a Taiwan company, which is itself directly held by ASX. For disclosure relating to the directors and executive officers of ASX and ASE Test Taiwan, see Schedule A filed as an exhibit hereto.
Residence or business address: ASE Technology Holding Co., Ltd. is a Taiwanese corporation ("ASX"), with a principal executive office at 26, Chin 3rd Rd., Nanzih Dist., Kaohsiung, 811, Taiwan, Republic of China. ASE Test, Inc., is a Taiwanese corporation ("ASE Test Taiwan"), with a principal executive office at 10, West 5th Street, Nanzih Dist., Kaohsiung, 811, Taiwan.
Present principal occupation or employment: The principal business of ASX includes semiconductor packaging, design and production of interconnect materials, front-end engineering testing, wafer probing, and final testing services, as well as electronic manufacturing services. The principal business of ASE Test Taiwan is providing semiconductor testing services.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons nor any director or executive officer of the Reporting Persons have been convicted in a criminal proceeding.
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons nor any director or executive officer of Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Persons are organized in Taiwan, Republic of China.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On March 10, 2025, ASE Test Taiwan entered into the 2023 Agreement Amendment with the Issuer, which amended and modified the 2023 Agreement pursuant to which ASE Test Taiwan committed to pay a total aggregate amount of $2,000,000 to the Issuer in exchange for convertible promissory note(s). The 2023 Agreement Amendment amended and modified the term and conversion price of the 2023 Agreement. Following the amendment, the note bears 6% compound interest and matures on March 12, 2027. The note will be convertible into shares of Common Stock at a conversion price equal to the lower of (a) $7.50 per share and (b) the higher of (x) the average closing price per share for the period of thirty (30) trading days prior to the day when ASE Test Taiwan exercises the conversion right or (y) $4.50 per share (or 499,377 shares), subject to anti-dilutive adjustment as set forth in the note.

The purchase of the Convertible Note was funded by ASE Test Taiwan with cash on hand.

## Item 4. Purpose of Transaction
Purpose of transaction:
The purpose of the acquisition was to make a financial investment in the Issuer.

The Reporting Persons may engage in discussions with management, the board of directors of the Issuer (the "Board"), other shareholders of the Issuer and other relevant parties concerning the business, assets, capitalization, financial condition, operations, management, strategy, potential business combinations and strategic alternatives, and future plans of the Issuer. The Reporting Persons also may consider, formulate, discuss and seek to cause the Issuer to implement various plans or proposals intended to protect, preserve or enhance stockholder value or protect, preserve or enhance the value of the Issuer's assets, including plans or proposals that may involve extraordinary matters relating to the Issuer. Any such actions or transactions may be taken, advocated by, or involve the Reporting Persons alone or in conjunction with other shareholders, financing sources and/or other third parties, and could include proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, actions taken by the Board, price levels of shares of the Common Stock, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of the Common Stock or other financial instruments related to the Issuer or the Common Stock or selling some or all of the Common Stock, engaging in hedging or similar transactions involving securities relating to the Issuer or the Common Stock and/or otherwise changing their intention with respect to any and all matters referred to in subsections (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of each of the Reporting Persons with respect to Rows 11 and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of Ordinary Shares are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9 and 10 of the cover pages of this Schedule 13D that relate to the number of Ordinary Shares as to which such Reporting Persons have sole or shared power to vote, or to direct the vote, and sole or shared power to dispose of, or to direct the disposition, are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: See (a).
Transactions in the class effected during the past sixty days: Except as reported in Item 3 above, the Reporting Persons have not affected any transactions in the shares of Common Stock in the sixty days prior to the date hereof.
Other persons with the right to receive dividends or sale proceeds: The information in Item 2 is incorporated by reference into this Item 5(d).
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Persons' responses to Items 3 - 5 are incorporated by reference into this Item 6.

ASE Test Taiwan directly holds 29,411 shares of Common Stock.

On March 13, 2023, the Issuer entered into the 2023 Agreement with ASE Test Taiwan pursuant to which ASE Test Taiwan committed to pay a total aggregate amount of $2,000,000 to the Issuer in exchange for convertible promissory note(s) in three tranches in the amounts of $1,000,000 (the "First Tranche"), $500,000 (the "Second Tranche"), and $500,000 (the "Third Tranche") conditioned, among other things, on the Issuer achieving certain business milestones. ASE Test Taiwan provided $1,500,000 on as April 12, 2023 and the remaining $500,000 on September 12, 2023. The convertible note(s) issued under the 2023 Agreement were originally set to mature on March 13, 2025. On March 10, 2025, the Issuer and ASE Test Taiwan entered the 2023 Agreement Amendment, which amended and superseded the term and conversion price of the 2023 Agreement. Accordingly, ASE Test Taiwan holds a convertible note that will mature on March 12, 2027 and bears interest at the rate of 6% compounded interest per annum. At any time after the issuance and before the maturity date, the note is convertible into the Issuer's Common Stock at a conversion price equal to the lower of (a) $7.50 per share and (b) the higher of (x) the average closing price per share for the period of thirty (30) trading days prior to the day when ASE Test Taiwan exercises the conversion right or (y) $4.50 per share (or 499,377 shares), subject to anti-dilutive adjustment as set forth in the note.

On May 3, 2024, ASE Test Taiwan entered into a Convertible Note and Warrant Purchase Agreement with the Issuer (the "2024 Agreement") pursuant to which ASE Test Taiwan purchased from the Issuer a Convertible Note in the aggregate principal amount of $9,000,000. The note bears 6% compound interest and has a three-year term. The note will be convertible into shares of Common Stock at a conversion price of $4.50 per share (or 2,120,000 shares), subject to customary anti-dilution adjustments. As part of the 2024 Agreement, ASE Test Taiwan received a five-year common stock purchase warrant which vested and became exercisable following a six-month period from the date of issue. The warrant may be exercised for up to 500,000 shares of Common Stock at a price of $4.50 per share, customary to anti-dilution adjustments.

Effective May 3, 2024, Ainos Inc., a Cayman Islands corporation ("Ainos KY") and ASE Test Taiwan entered into a voting agreement with respect to the voting stock of the Issuer (the "Voting Agreement"). Pursuant to the Voting Agreement, ASE Test Taiwan has agreed to vote all of its current or future acquired voting stock of the Issuer in the manner determined by Ainos KY in its sole discretion. The Voting Agreement will continue in effect until May 3, 2025 and thereafter will automatically renew for additional one-year periods unless ASE Test Taiwan provides prior notice of termination. As part of the Voting Agreement, ASE Test Taiwan agreed that, without Ainos KY's written consent, it would not sell or transfer more than 20% of its shares of the Issuer in any calendar year period through the fifth anniversary of the date of the Voting Agreement. If, in any calendar year, ASE Test Taiwan does not sell the full 20% allocation, the remaining percentage will be added to and increase the following year's allocation. The transfer restrictions will terminate upon the termination of the Voting Agreement.

Except as set forth herein, neither of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 Joint Filing Agreement dated as of March 12, 2025 by and among the Reporting Persons.

2.1 Convertible Promissory Note Purchase Agreement, dated March 13, 2023, by and between the Issuer and ASE Test Taiwan in the principal amount of $2,000,000 (incorporated by reference to Exhibit 2.1 to the Schedule 13D filed by ASE Test Taiwan on May 8, 2024).

https://www.sec.gov/Archives/edgar/data/1014763/000165495423002854/aimd_ex21a.htm

2.2 Convertible Promissory Note, dated May 3, 2024, issued by the Issuer in favor of ASE Test Taiwan in the principal amount of $9,000,000 (incorporated by reference to Exhibit 4.2 to the Issuer's Current Report on Form 8-K filed on May 7, 2024).

https://www.sec.gov/Archives/edgar/data/1014763/000149315224017831/ex4-2.htm

2.3 Common Stock Warrant, dated May 3, 2024, issued by the Issuer to ASE Test Taiwan (incorporated by reference to Exhibit 4.3 to the Issuer's Current Report on Form 8-K filed on May 7, 2024).

https://www.sec.gov/Archives/edgar/data/1014763/000149315224017831/ex4-3.htm

2.4 Convertible Note and Warrant Purchase Agreement, dated May 3, 2024, by and between the Issuer and ASE Test Taiwan (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K on May 7, 2024).

https://www.sec.gov/Archives/edgar/data/1014763/000149315224017831/ex10-1.htm

2.5 Voting Agreement, dated May 3, 2024, by and between Ainos KY and ASE Test Taiwan (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K on May 7, 2024).

https://www.sec.gov/Archives/edgar/data/1014763/000149315224017831/ex4-1.htm

2.6 Amendment to Convertible Promissory Note, dated March 10, 2025, by and between the Issuer and ASE Test Taiwan (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K (File No. 001-41461) on March 11, 2025).

https://www.sec.gov/Archives/edgar/data/1014763/000149315225009745/ex10-1.htm

99.A Schedule A

## Signatures
- ASE Technology Holding Co., Ltd.: /s/ Joseph Tung, Joseph Tung/ Chief Financial Officer (03/12/2025)
- ASE Test, Inc. ("ASE Test Taiwan"): /s/ Alan Li, Alan Li/ Director (03/12/2025)